Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* RIDGE, GARRY O.	2. Issuer Name and Ticker or Trading Symbol WD-40 Company (WDFC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner _X_ Officer (give title below) ___ Other (specify below) President & Chief Executive Officer
(Last) (First) (Middle) 1987 Trousdale Place	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 4/22/2003
(Street) Escondido, CA 92029		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/21/2003		S		100	D	$25.56		D
Common Stock	04/21/2003		S		2300	D	$25.65		D
Common Stock	04/21/2003		S		600	D	$25.75		D
Common Stock	04/22/2003		S		875	D	$25.60		D
Common Stock	04/22/2003		S		200	D	$25.69		D
Common Stock	04/22/2003		S		700	D	$25.70	9959.758	D
Common Stock						D		881 (1)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Incentive Stock Option	$21.188							01/01/1998	09/25/2005	Common Stock			3,980	D
Incentive Stock Option	$23.00							01/01/2000	09/23/2006	Common Stock			7,000	D
Incentive Stock Option	$31.75							(2)	09/22/2007	Common Stock			16,000	D
Non-Qualified Stock Option	$23.06							09/29/1999	09/29/2008	Common Stock			16,000	D
Non-Qualified Stock Option	$23.50							09/28/2000	09/28/2009	Common Stock			20,000	D
Non-Qualified Stock Option	$20.813							09/26/2001	09/26/2010	Common Stock			40,000	D
Non-Qualified Stock Option	$18.084							04/27/2002	04/27/2011	Common Stock			20,000	D
Non-Qualified Stock Option	$20.75							09/25/2002	09/25/2011	Common Stock			30,000	D
Non-Qualified Stock Option	$27.56							(3)	09/24/2012	Common Stock			30,000	D
Explanation of Responses:

(1) Shares held in WD-40 Company Profit Sharing Plan "Company Stock Fund" account; estimated number of shares based upon equivalent value of units held.

(2) 2,222 shares exercisable 1/1/2000; 3,149 shares exercisable 1/1/2001; 3,149 shares exercisable 1/1/2002; 3,149 shares exercisable 1/1/2003; 3,149 shares exercisable 1/1/2004; and 1,182 shares exercisable 1/1/2005.

(3) 10,000 shares exercisable 9/24/2003; 10,000 shares exercisable 9/24/2004; and 10,000 shares exercisable 9/24/2005.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Garry O. Ridge **Signature of Reporting Person GARRY O. RIDGE	04/22/2003 Date
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